MOL HUNGARIAN OIL AND GAS PLC.

Finance

02 DEC 30

11th December, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

02060770

SUPPL

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~ Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Enclosure

MOL HUNGARIAN OIL AND GAS PLC.

11 December, 2002

Gas discovery in Pakistan

MOL Plc hereby announces that it has participated in a new discovery of gas in Northern Pakistan. As the operator of a consortium with three Pakistani companies, OGDCL, PPL and POL, MOL has been exploring for hydrocarbons in the Tal Block since 1999. MOL has a 10% interest in the consortium.

Following the completion of the seismic acquisition in 2000 and its interpretation resulting in an attractive geological prospect, the consortium resolved to drill an exploratory well in 2002. This well produced significant gas inflow and it was decided to test 3 promising horizons. The well tests are in progress. The result of the first test carried out between 3895 - 3945 m was 19.4 MMscf/day gas and 229 bbl/day condensate production at 2400 psi flowing wellhead pressure, through 36/64 inch choke.

Following the first test, the second horizon at 3687 - 3700 m was tested resulting in 6.8 MMscf/day gas and 51 bbl/day condensate production at 1123 psi flowing wellhead pressure, through 32/64 inch choke.

The third horizon will be tested in the near future. Following this work the consortium will decide on the further steps to be taken. Further information will be provided in due course.